UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)*

                Cadmus Communications Corporation
                ---------------------------------
                         (Name of Issuer)

                  Common Stock ($ .50 Par Value)
                  ------------------------------
                  (Title of Class of Securities)

                            127587103
                          --------------
                          (CUSIP Number)

                     David W. Swartz, Esquire
                          Stevens & Lee
                      111 North Sixth Street
                   Reading, Pennsylvania 19603
                          (610-478-2000)
   -----------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                           May 1, 2003
     -------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                           SCHEDULE 13D

CUSIP NO. 127587103

1.   Sheridan Printing Company, Inc.
     IRS Identification No.:  22-1631052
     James E. Sheridan

2.   Check the appropriate box is a member of a group* (a) [ ]
                                                       (b) [ ]

3.   SEC use only

4.   Source of Funds*
     Sheridan Printing Company, Inc. - WC

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                         [ ]

6.   Citizenship or place of organization
     Sheridan Printing Company, Inc. - New Jersey
     James E. Sheridan - U.S.A.

7.   Sole Voting Power
     440,000 shares

8.   Shared Voting Power
     0

9.   Sole Dispositive Power
     440,000 shares

10.  Shared Dispositive Power
     0

11. Aggregate amount beneficially owned by each reporting person
     440,000 shares

12.  Check box if the aggregate amount in row (11) excludes
     certain shares*                                        [ ]

13.  Percent of class represented by amount in row (11)
     4.9%

14.  Type of reporting person*
          Sheridan Printing Company, Inc. - CO
          James E. Sheridan - IN



SCHEDULE 13D

ITEM 1, 2, 6 and 7

          Reference is made to Items 1, 2, 6 and 7 set forth in the
Schedule 13D of the Reporting Persons dated March 10, 1999, as amended, which Items are incorporated herein by reference.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          Not applicable.

ITEM 4.   Purpose of Transaction

          Not applicable.

ITEM 5.   Interest in Securities of the Issuer.

          (a) The Shareholders may be deemed the beneficial owner, in the aggregate, of 440,000 shares of Cadmus common stock. Based on 9,007,092 shares of Cadmus common stock outstanding on April 30, 2003, the Shareholders' ownership of 440,000 shares of Cadmus common stock represents approximately 4.9% of Cadmus shares of common stock outstanding.

          (b) The Shareholders have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of Cadmus common stock which the Shareholders beneficially own.

          (c) The following table sets forth transactions by the Shareholders in Cadmus common stock over the prior sixty days which have not been previously reported on the Schedule 13D of the Reporting Persons dated December 3, 1999:

                  Number
                    of
  Date            Shares            Price              Total
Required           Sold           Per Share           Proceeds
--------          ------          ---------          -----------
05-01-03          10,000            $9.30            $93,000.00

          (d) No person other than the Shareholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Cadmus common stock that may be deemed beneficially owned by the Shareholders.

          (e) The Shareholders ceased to be the beneficial owner of five percent of Cadmus shares of common stock outstanding on May 1, 2003.



                            Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2003                  SHERIDAN PRINTING COMPANY, INC.

                              By /s/ James E. Sheridan
                                 -------------------------------
                                 James E. Sheridan,
                                 Chief Executive Officer

                                 /s/ James E. Sheridan
                                 -------------------------------
                                 James E. Sheridan